Exhibit 23.5

CONSENT OF ATB CAPITAL MARKETS INC.

We hereby consent to the incorporation by reference in this Registration Statement on Form S-1 of Columbia Care Inc. (the “Company”) of our fairness opinion dated March 23, 2022 relating to the plan of arrangement involving the Company and Cresco Labs Inc. (the “Fairness Opinion”).

The Fairness Opinion was given as at March 23, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of the Company shall be entitled to rely upon the Fairness Opinion.

/s/ ATB CAPITAL MARKETS INC.

June 22, 2022